July 23, 2025

Stephen D. Steinour
Chief Executive Officer
Huntington Bancshares Incorporated
41 South High Street
Columbus, Ohio 43287

       Re: Huntington Bancshares Incorporated
           Registration Statement on Form S-4
           Filed July 21, 2025
           File No. 333-288793
Dear Stephen D. Steinour:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Nick Demmo, Esq.